FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the period ended July 31, 1998

                       Yogen Fruz World-Wide Incorporated
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    x               Form 40-F_______


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes_______                   No   x


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

     Materials relating to Registrant and filed pursuant to this Form 6-K include:

     (a) On July 31, 1998 the Registrant filed its Third Quarterly Report for the period ended May 31, 1998 with The Ontario Securities Commission, The Toronto Stock Exchange, The Alberta Securities Commission and The Nova Scotia Securities Commission via SEDAR.



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        YOGEN FRUZ WORLD-WIDE INCORPORATED



Date  August 5, 1998                    By   /s/ AARON SERRUYA
                                          Name: Aaron Serruya
                                          Title: Executive Vice President

July 31, 1998


TO WHOM IT MAY CONCERN:

Dear Sirs:

               RE: Yogen Fruz World-Wide Incorporated (TSE: YF.A)

We enclose our Third Quarterly Report for the nine months ending May 31, 1997 for filing.

We declare that the above document was sent by prepaid mail to all shareholders of the Company on July 30 & 31, 1998. However, we have not mailed to shareholders in cases where notices or other documents have been returned undelivered by the Post Office.

Yours very truly,

YOGEN FRUZ WORLD-WIDE INCORPORATED

"Sarah Oziel"

Sarah Oziel
Public Relations

Third Quarter, 1998 Fiscal Year
To Our Shareholders . . .

Yogen Fruz World-Wide Incorporated is pleased to report record earnings for the three months ended May 31, 1998. Net earnings were $6,621,409 ($0.15 per share fully diluted) versus $2,860,156 ($0.09 per share fully diluted) in the same period last year. Record revenues jumped to $31,531,258 versus $10,360,759, an increase of $21,170,499 or 204 per cent. These improved results were primarily due to the recent merger with Integrated Brands Inc.

For the nine months ended May 31, 1998, record net earnings advanced by 100 per cent to $10,432,968 ($0.26 per share fully diluted) versus $5,311,282 ($0.17 per share fully diluted) in the same period last year. The increase in earnings per share occurred even though 7,894,794 more weighted fully diluted shares were outstanding in the first nine months of fiscal 1998. Revenues jumped to a record $53,622,804 versus $25,118,013 in the same period last year, an increase of $28,504,791 or 113 per cent. The Company has cash holdings of $29,718,448.

For the three months ended May 31, 1998, product sales advanced to $24,116,318 versus $6,648,140 due to the contribution from Integrated Brands and the overall growth of the system in the quarter. Franchising income and fees also increased to $3,057,249 versus $2,297,837, once again due to the merger with Integrated Brands offset by fewer Master Franchise Agreements signed in the quarter. Corporate store sales were $3,243,424 compared to $480,516. The increase in store sales was primarily a result of the Golden Swirl stores acquired on May 31, 1997. All of our Brands continued to contribute towards our record sales and net earnings, as exemplified in this quarter. Continued growth in net earnings reflects progress made on several fronts including acquisitions, consolidation and international expansion.

In this quarter, Yogen Fruz completed its merger with Integrated Brands Inc., which markets, sells and distributes Tropicana(R) frozen desserts, as well as a variety of other branded frozen dessert products, under the Betty Crocker(R), Yoplait(R), Colombo(R), Trix(R), Lucky Charms(R) and Yoo Hoo(R) brand names, pursuant to long-term exclusive license agreements. Integrated Brands Inc., directly and through subsidiaries, also operates, franchises and licenses Swensen's(R) Ice Cream, Steve's(R) Ice Cream and triple trademark frozen dessert stores throughout the United States and certain foreign countries. The acquisition of Integrated has significantly increased our U.S. distribution base and assisted us in establishing clear brand leadership. The Tropicana frozen dessert and Yogen Fruz's yogurt and ice cream products are natural companions, and the initial response in Canada has exceeded our expectations. This has assisted our Company in making the transition from a successful entrepreneurial company to a major and rapidly growing global enterprise in the consumer products sector.

As well during this quarter, the Company announced a partnership with Pizza Hut Canada, a division of Tricon Global Restaurants (Canada) Inc., where corporate and franchised Pizza Hut restaurants in Canada will carry the I Can't Believe It's Yogurt (ICBIY) product. The ICBIY brand will be the centerpiece of Pizza Hut's re-launch of their famous dessert bar. The two companies are a terrific combination because together they combine Canada's favourite choice in pizza with one of the country's top choices for dessert and refreshment. This alliance is unprecedented in our industry.

It was also a quarter in which the Company added 726 outlets to its global system. In the U.S., 221 outlets were opened, 94 of which were added to our system by our Swensen's Ice Cream brand. In Canada, 364 outlets were launched, 200 of which were due to the partnership signed with Pizza Hut Canada, to carry the ICBIY brand. Internationally, we added 141 outlets, 130 of which fall under our Swensen's brand.

As of May 31, 1998, the Company operated 4,762 locations in 82 countries, reflecting once again the Company's aggressive push to expand its presence internationally and in North America. We are delighted that our family of Brands is constantly growing and now includes Yogen Fruz, Bresler's Ice Cream, I Can't Believe It's Yogurt, Golden Swirl, Paradise, Ice Cream Churn, Swensen's Ice Cream, Steve's Ice Cream and Java Coast Fine Coffees. Again, we thank all of our employees and franchisees for their hard work and commitment and all of our shareholders for their continued faith in the company.

On Behalf of the Board


"Michael Serruya"                            "Richard E. Smith"
Co-Chairman, Co-President & Co-CEO            Co-Chairman, Co-President & Co-CEO
Yogen Fruz World-Wide Incorporated            Yogen Fruz World-Wide Incorporated

Yogen Fruz World-Wide Incorporated
Consolidated Statement of Earnings and Retained Earnings
(Unaudited)

                                                                 Nine Months Ended                         Three Months Ended
                                                                      May 31                                      May 31

                                                            1998                 1997                 1998                   1997
Revenues
Product Sales                                             $35,359,738          $15,268,872          $24,116,318           $6,648,140
Franchising income and fees                                 6,203,235            5,992,635            3,057,249            2,297,837
Sales by corporate-owned stores                             9,481,035            1,339,594            3,243,424              480,516
Rental and other income                                     2,578,796            2,516,912            1,114,267              934,266
                                                        ----------------------------------------------------------------------------
                                                           53,622,804           25,118,013           31,531,258           10,360,759
                                                        ----------------------------------------------------------------------------

Direct Costs and Administrative
Expenses                                                   39,036,033           18,161,535           22,273,783            6,757,797

Amortization                                                1,973,023            1,208,936              834,136              392,846
                                                        ----------------------------------------------------------------------------
                                                           41,009,056           19,370,471           23,107,919            7,150,643
                                                        ----------------------------------------------------------------------------

Earnings Before Income Taxes                               12,613,748            5,747,542            8,423,339            3,210,116

Provision For Income Taxes                                  2,180,780              436,260            1,801,930              349,960
                                                        ----------------------------------------------------------------------------

Net Earnings                                               10,432,968            5,311,282            6,621,409            2,860,156

Retained Earnings -
Beginning of Period                                        18,215,366            8,278,427           22,026,925           10,729,553
                                                        ----------------------------------------------------------------------------

Retained Earnings -
End of Period                                             $28,648,334          $13,589,709          $28,648,334          $13,589,709
                                                          ===========          ===========          ===========          ===========

Earnings Per Share
- Basic                                                         $0.28                $0.19                $0.16                $0.10
- Fully Diluted                                                 $0.26                $0.17                $0.15                $0.09

Weighted Average Number of
Common Shares Outstanding                                  41,131,647           33,236,853           45,768,395           33,236,853

Yogen Fruz World-Wide Incorporated
Consolidated Balance Sheet
As at May 31
(Unaudited)
                                                         1998               1997
                                                         ----               ----
Assets

Current Assets
Cash and short-term deposits                      $29,718,448        $27,609,539
Accounts receivable                                31,688,129         10,577,800
Inventory                                           7,350,899          2,198,672
Prepaid expenses and sundry                         2,469,590          1,588,991
Advances to related parties                         2,588,745            301,172
                                                 -------------------------------
                                                   73,815,811         42,276,174

Notes Receivable                                      470,286            281,658
Deferred Income taxes                                 435,524             84,160
Capital Assets                                      7,610,493          2,240,831
Other Intangibles                                  23,163,095          1,552,345
Goodwill                                           69,042,212         27,486,839
                                                 -------------------------------
                                                 $174,537,421        $73,922,007
                                                 ============       ============

Liabilities

Current Liabilities

Accounts payable and accrued
liabilities                                       $32,507,429         $9,869,554
Income taxes payable                                1,057,568            277,501
                                                 -------------------------------
                                                   33,564,997         10,147,055

Long Term Debt                                      6,128,430                  0
Lease Security Deposits                               336,914            322,235
                                                 -------------------------------
                                                   40,030,341         10,469,290
                                                 -------------------------------

Minority Interest                                     400,264                  0
                                                 -------------------------------

Shareholders' Equity

Capital Stock                                     105,458,482         49,863,008

Retained Earnings                                  28,648,334         13,589,709
                                                 -------------------------------
                                                  134,106,816         63,452,717
                                                 -------------------------------
                                                 $174,537,421        $73,922,007
                                                 ============       ============

Yogen Fruz World-Wide Incorporated
Consolidated Statement of Changes in Financial Position
(Unaudited)

                                                                 Nine Months Ended                          Three Months Ended
                                                                      May 31                                     May 31

                                                           1998                  1997                 1998                 1997
Cash Provided By (Used In):
Operating Activities
Net earnings                                             $10,432,968           $5,311,282           $6,621,409           $2,860,156
Items not affecting cash
  Amortization                                             1,973,023            1,208,936              834,136              392,846
  Loss (gain) on sale of capital
     assets                                                 (375,036)              65,483              139,929                    0
Deferred Income taxes                                       (179,600)             (12,474)            (107,054)             (12,474)
                                                        ----------------------------------------------------------------------------
                                                          11,851,355            6,573,227            7,488,420            3,240,528

Net change in non-cash working
capital balances related to
operations                                               (10,679,149)          (5,857,444)          (3,736,874)          (2,347,306)
                                                        ----------------------------------------------------------------------------
                                                           1,172,206              715,783            3,751,546              893,222
                                                        ----------------------------------------------------------------------------

Investing Activities
Repayment of notes receivable                               (513,899)            (209,836)            (446,081)            (133,426)
Purchase of capital assets                                (2,188,453)            (306,954)          (1,498,073)             (46,512)
Proceeds on sale of capital
assets                                                       839,315              123,430              163,315                    0
Acquisition of operating company
net assets of cash acquired of
$2,111,022                                               (47,376,351)                   0          (45,696,351)                   0
Other intangibles                                           (518,711)            (399,242)            (518,711)                   0
                                                        ----------------------------------------------------------------------------
                                                         (49,758,099)            (792,602)         (47,995,901)            (179,938)
                                                        ----------------------------------------------------------------------------
Financing Activities
Net proceeds from issue of
special warrants                                                   0           22,293,866                    0              (71,641)
Repayment of loan                                           (752,880)                   0             (752,880)                   0
Issue of common shares                                    55,125,499                    0           53,956,724                    0
Payment of acquisition payable                            (4,544,000)                   0                    0                    0
                                                        ----------------------------------------------------------------------------
                                                          49,828,619           22,293,866           53,203,844              (71,641)
                                                        ----------------------------------------------------------------------------

Increase in Cash                                           1,242,726           22,217,047            8,959,489              641,643

Cash and Short-Term Deposits
- Beginning of Period                                     28,475,722            5,392,492           20,758,959           26,967,896
                                                        ----------------------------------------------------------------------------

Cash and Short-Term
Deposits- End of Period                                  $29,718,448          $27,609,539          $29,718,448          $27,609,539
                                                        ============         ============         ============          ============

To Lean More About Us, Contact:

World-Wide Head Office:
Yogen Fruz World-Wide Incorporated
8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7
Telephone: (905) 479-8762
Fax: (905) 479-5235
Internet:  http://www.yogenfruz.com
E-mail: yogenfruz@yogenfruz.com




U.S.A. Head Office:
Integrated Brands Inc.
4175 Veterans Highway, 3rd Floor
Ronkonkoma, New York, 11779, U.S.A.
Telephone: (516) 737-9700
Fax: (516) 737-9792




For International Franchises, contact:

Kayla Foods Int'l (Barbados) Inc.
 "Aberfoyle", 5th Avenue
Belleville, St. Michael, Barbados, W.I.
Telephone: (246) 228-9505
Fax: (246) 228-7321
E-mail: kfibarb@caribnet.net




Investor Relations:  Sarah Oziel
Telephone: (905) 479-8762
Fax: (905) 479-5235
e-mail: sarah@yogenfruz.com
Internet:  http://www.yogenfruz.com





Toronto Stock Exchange (Trading Symbol:  YF.A)